UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 16, 2014



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Winnebago Industries, Inc. is filing herewith a press release issued on October 16, 2014, as Exhibit 99.1 which is incorporated by reference herein. The press release was issued to report earnings for the fourth quarter and Fiscal 2014 ended August 30, 2014.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated October 16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date: October 16, 2014   By: /s/ Randy J. Potts
                                  Name: Randy J. Potts
                                  Title: Chairman of the Board, Chief Executive Officer and President

 **News Release**

Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@wgo.net


WINNEBAGO INDUSTRIES ANNOUNCES FOURTH QUARTER AND FISCAL 2014 RESULTS
-- Full-Year Revenues Increased 18% and Earnings Per Share Increased 45% --
-- Board of Directors Approved Quarterly Cash Dividend of $0.09 Per Share --


FOREST CITY, IOWA, October 16, 2014 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today reported financial results for the Company's fourth quarter and Fiscal 2014.

Fourth Quarter Fiscal 2014 Results
Revenues for the Fiscal 2014 fourth quarter ended August 30, 2014 were $245.9 million, an increase of 14.8%, versus $214.2 million for the Fiscal 2013 fourth quarter. Comparing the Fiscal 2014 fourth quarter to the same period of Fiscal 2013, operating income rose 19.2% to $18.3 million, net income grew 21.8% to $12.9 million and diluted earnings per share increased 26.3% to $0.48 from $0.38.

Fourth quarter earnings improved year over year primarily as a result of higher motorhome unit sales, a significant improvement in towables profitability and operating expense leverage. Motorhome revenue grew 15.0% driven by motorhome unit growth of 25.1%, partially offset by lower motorhome average selling prices (ASP) of 8.4% as a result of product mix. Towables operating income improved by $1.4 million and was positively impacted by towables revenue growth of 8.6%, comprised of a 9.9% improvement in ASP and a 0.8% increase in units.

Operating expenses as a percentage of revenues were favorably leveraged during the quarter and contributed 50 basis points to the improvement in operating income margin.

Compared to the same periods of last year, the Company's motorhome retail registrations increased 17% in the Fiscal 2014 fourth quarter and 28% on a rolling 12-month basis, based on internally reported retail information.

Full-Year Fiscal 2014 Results
Revenues for the 52-weeks of Fiscal 2014 were $945.2 million, an increase of 17.7%, from $803.2 million for the 53-weeks of Fiscal 2013. Comparing Fiscal 2014 to Fiscal 2013, operating income rose 43.9% to $63.9 million, net income grew 41.0% to $45.1 million, and diluted earnings per share increased 45.1% to $1.64 from $1.13.

Reinstatement of Quarterly Cash Dividend
As announced on October 15, the Company's board of directors approved a quarterly cash dividend of $0.09 per share. The first quarterly dividend of $0.09 per share will be paid on November 26, 2014, to common stockholders of record at the close of business on November 12, 2014.

Management Comments
Chairman, CEO and President Randy Potts commented, "Demand for our products resulted in industry-leading unit volume growth and market share gains for Winnebago motorized products through the first seven months of calendar 2014 according to Statistical Surveys. The motorized growth and profitability within our towables business contributed to an outstanding fiscal year for the company resulting in year over year earnings per share growth of 45%. With a strong product lineup and increasing confidence in our towables group, we believe we are well positioned to leverage future growth opportunities."

Chief Financial Officer Sarah Nielsen added, "We generated $13.0 million in operating cash flow during the fourth quarter of Fiscal 2014 primarily as a result of improved profitability. We did experience an increase in receivables of $13.4 million in the fourth quarter due to a greater level of units in transit, however, this was offset by non-cash expenses and other changes in working capital. With no debt and nearly $58 million in cash, our balance sheet is very strong, supporting future growth opportunities as well as potential stock repurchases and our recently announced quarterly cash dividend."

Conference Call
Winnebago Industries, Inc. will conduct a conference call to discuss fourth-quarter and Fiscal 2014 results at 9 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://www.wgo.net/investor.html. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name in Motor Homes®, is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes,

travel trailers, fifth wheel products, and transit buses. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://www.wgo.net/investor.html.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

# # #

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Income
(In thousands, except percent and per share data)

	Quarter Ended			
	August 30, 2014		August 31, 2013	
Net revenues	$ 245,935	100.0%	$ 214,246	100.0 %
Cost of goods sold	217,226	88.3%	188,750	88.1 %
Gross profit	28,709	11.7%	25,496	11.9 %
Operating expenses:				
Selling	4,584	1.9%	4,669	2.2 %
General and administrative	5,847	2.4%	5,495	2.6 %
Total operating expenses	10,431	4.2%	10,164	4.7 %
Operating income	18,278	7.4%	15,332	7.2 %
Non-operating income (expense)	16	—%	(43)	— %
Income before income taxes	18,294	7.4%	15,289	7.1 %
Provision for taxes	5,365	2.2%	4,673	2.2 %
Net income	$ 12,929	5.3%	$ 10,616	5.0 %
Income per common share:				
Basic	$ 0.48		$ 0.38	
Diluted	$ 0.48		$ 0.38	
Weighted average common shares outstanding:				
Basic	27,064		27,912	
Diluted	27,181		28,019	

	Year[1] Ended			
	August 30, 2014		August 31, 2013	
Net revenues	$ 945,163	100.0 %	$ 803,165	100.0%
Cost of goods sold	841,166	89.0 %	718,534	89.5%
Gross profit	103,997	11.0 %	84,631	10.5%
Operating expenses:				
Selling	18,293	1.9 %	18,318	2.3%
General and administrative	22,424	2.4 %	21,887	2.7%
(Gain) loss on sale of real estate	(629)	(0.1)%	28	—%
Total operating expenses	40,088	4.2 %	40,233	5.0%
Operating income	63,909	6.8 %	44,398	5.5%
Non-operating income	768	0.1 %	696	0.1%
Income before income taxes	64,677	6.8 %	45,094	5.6%
Provision for taxes	19,624	2.1 %	13,141	1.6%
Net income	$ 45,053	4.8 %	$ 31,953	4.0%
Income per common share:				
Basic	$ 1.64		$ 1.14	
Diluted	$ 1.64		$ 1.13	
Weighted average common shares outstanding:				
Basic	27,430		28,075	
Diluted	27,545		28,170	

Percentages may not add due to rounding differences.

[1] The fiscal year ended August 30, 2014 and August 31, 2013 contained 52 weeks and 53 weeks, respectively.

Winnebago Industries, Inc.
Unaudited Consolidated Balance Sheets
(In thousands)

	August 30, 2014	August 31, 2013
ASSETS		
Current assets:		
Cash and cash equivalents	$ 57,804	$ 64,277
Receivables, net	69,699	29,145
Inventories	112,848	112,541
Investment in operating leases	15,978	—
Prepaid expenses and other assets	5,718	8,277
Income taxes receivable	5	1,868
Deferred income taxes	9,641	7,742
Total current assets	271,693	223,850
Total property and equipment, net	25,135	20,266
Long-term investments	—	2,108
Investment in life insurance	25,126	25,051
Deferred income taxes	24,029	25,649
Goodwill	1,228	1,228
Other assets	11,091	10,993
Total assets	$ 358,302	$ 309,145
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 33,111	$ 28,142
Operating lease repurchase obligations	16,050	—
Income taxes payable	2,927	—
Accrued expenses	47,631	42,212
Total current liabilities	99,719	70,354
Long-term liabilities:		
Unrecognized tax benefits	3,024	3,988
Postretirement health care and deferred compensation benefits, net of current portion	62,811	64,074
Total long-term liabilities	65,835	68,062
Stockholders' equity	192,748	170,729
Total liabilities and stockholders' equity	$ 358,302	$ 309,145

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Year[1] Ended	
	August 30, 2014	August 31, 2013
Operating activities:		
Net income	$ 45,053	$ 31,953
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,997	4,764
LIFO expense (income)	1,456	(1,180)
Postretirement benefit income and deferred compensation expenses	(979)	245
Stock-based compensation	3,386	3,009
Provision for doubtful accounts	(19)	25
Deferred income taxes including valuation allowance	(48)	1,790
Gain on life insurance	(726)	(536)
Loss on sale of investment	—	45
Increase in cash surrender value of life insurance policies	(805)	(1,030)
Gain on disposal of property	(691)	(95)
Change in assets and liabilities:		
Inventories	(1,763)	(24,267)
Receivables, prepaid and other assets	(38,233)	(8,908)
Investment in operating leases, net of repurchase obligations	72	—
Income taxes and unrecognized tax benefits	5,625	(194)
Accounts payable and accrued expenses	10,919	8,939
Postretirement and deferred compensation benefits	(4,008)	(4,322)
Net cash provided by operating activities	23,236	10,238
Investing activities:		
Proceeds from the sale of investments	2,350	7,300
Proceeds from life insurance	1,737	1,004
Purchases of property and equipment	(10,476)	(4,422)
Proceeds from the sale of property	2,423	734
Payments of COLI borrowings	—	(1,371)
Other	(1,402)	822
Net cash (used in) provided by investing activities	(5,368)	4,067
Financing activities:		
Payments for purchase of common stock	(26,340)	(12,718)
Proceeds from exercise of stock options	2,080	75
Other	(81)	(68)
Net cash used in financing activities	(24,341)	(12,711)
Net (decrease) increase in cash and cash equivalents	(6,473)	1,594
Cash and cash equivalents at beginning of period	64,277	62,683
Cash and cash equivalents at end of period	$ 57,804	$ 64,277
Supplemental cash flow disclosure:		
Income taxes paid	$ 14,061	$ 11,500

[1] The fiscal year ended August 30, 2014 and August 31, 2013 contained 52 weeks and 53 weeks, respectively.

Winnebago Industries, Inc.
Unaudited Deliveries

(In units)	Quarter Ended August 30, 2014	Product Mix % [1]	Quarter Ended August 31, 2013	Product Mix % [1]	Change Units	% Change
Class A gas	971	41.1%	667	35.3%	304	45.6 %
Class A diesel	277	11.7%	326	17.2%	(49)	(15.0)%
Total Class A	1,248	52.8%	993	52.5%	255	25.7 %
Class B	227	9.6%	109	5.8%	118	108.3 %
Class C	889	37.6%	788	41.7%	101	12.8 %
Total motor homes	2,364	100.0%	1,890	100.0%	474	25.1 %
Travel trailer	584	80.8%	605	84.4%	(21)	(3.5)%
Fifth wheel	139	19.2%	112	15.6%	27	24.1 %
Total towables	723	100.0%	717	100.0%	6	0.8 %

(In units)	Year [3] Ended August 30, 2014	Product Mix % [1]	Year [3] Ended August 31, 2013	Product Mix % [1]	Change Units	% Change
Class A gas	3,056	34.9%	2,446	35.9%	610	24.9 %
Class A diesel	1,410	16.1%	1,315	19.3%	95	7.2 %
Total Class A	4,466	51.0%	3,761	55.1%	705	18.7 %
Class B	751	8.6%	372	5.5%	379	101.9 %
Class C	3,538	40.4%	2,688	39.4%	850	31.6 %
Total motor homes [2]	8,755	100.0%	6,821	100.0%	1,934	28.4 %
Travel trailer	2,052	81.8%	2,038	80.4%	14	0.7 %
Fifth wheel	457	18.2%	497	19.6%	(40)	(8.0)%
Total towables	2,509	100.0%	2,535	100.0%	(26)	(1.0)%

[1] Percentages may not add due to rounding differences.
[2] An additional 343 motorhomes were delivered in Fiscal 2014 but not included in wholesale deliveries as presented in the tables above as the units are subject to repurchase option.
[3] The fiscal year ended August 30, 2014 and August 31, 2013 contained 52 and 53 weeks, respectively.

Unaudited Backlog

	As Of August 30, 2014 Units	% [1]	As Of August 31, 2013 Units	% [1]	Change Units	% Change
Class A gas	338	17.8%	1,405	41.6%	(1,067)	(75.9)%
Class A diesel	302	15.9%	607	18.0%	(305)	(50.2)%
Total Class A	640	33.7%	2,012	59.5%	(1,372)	(68.2)%
Class B	323	17.0%	300	8.9%	23	7.7 %
Class C	936	49.3%	1,068	31.6%	(132)	(12.4)%
Total motor home backlog [2]	1,899	100.0%	3,380	100.0%	(1,481)	(43.8)%
Travel trailer	134	82.2%	180	81.4%	(46)	(25.6)%
Fifth wheel	29	17.8%	41	18.6%	(12)	(29.3)%
Total towable backlog [2]	163	100.0%	221	100.0%	(58)	(26.2)%

Total approximate backlog revenue dollars (in 000's):

Motor home	$ 172,575		$ 346,665		$ (174,090)	(50.2)%
Towable	3,750		4,744		(994)	(21.0)%

[1] Percentages may not add due to rounding differences.
[2] Our backlog includes all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Unaudited Dealer Inventory

	Units As Of August 30, 2014	Units As Of August 31, 2013	Change	
Motor homes	3,979	2,654	1,325	49.9%
Towables	1,721	1,611	110	6.8%